July 13, 2005



VIA FACSIMILE/(202) 772-9368

Securities and Exchange Commission
100 F Street NE
Mail Stop 07-10
Washington, DC 20549-0710
Attn: Patricia Armelin

                  RE:      Cavalier Homes, Inc.
                           Form 8-K Item 4.01
                           Filed June 27, 2005
                           File No. 1-9792

Ladies and Gentlemen:

         We have received comments via facsimile from the staff of the Securities and Exchange Commission (the "Commission") on July 7, 2005, relating to the Item 4.01 Form 8-K of Cavalier Homes, Inc. ("Cavalier" or the "Company"). We have prepared this letter of response to the comments of the staff and will modify our future Form 8-K to reflect such comments.

         The following paragraph sets forth the response to the comment received July 7, 2005:

1.                We confirm the Company's intention to file an additional Item
                  4.01 Form 8-K upon completion of the review of our interim financial statements for the period ended July 2, 2005 by Deloitte & Touche LLP ("Deloitte") and upon the termination of our relationship with Deloitte. We understand that the Form 8-K must address all of the disclosures required by Item 304 of Regulation S-K, and that an updated letter from Deloitte will need to be filed as Exhibit 16 to such filing. Additionally, we intend to file an Item 4.01 Form 8-K upon our engagement of a new independent registered public accountant.

         Cavalier hereby acknowledges the following:

        o Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
        o Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
        o Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or require any further information with respect to the Form 8-K filed June 27, 2005 or any other matters relating thereto, please telephone either myself at (256) 747-9831 or David Roberson at
(256) 747-9838.

                                                     Very truly yours,

                                                     /s/ Michael R. Murphy
                                                     Michael R. Murphy


cc:      David Roberson
         June Martin
         Paul S. Ware, Esq.
         Laura P. Washburn, Esq.
         Lori Snodgrass